Regulus Therapeutics Inc.

10628 Science Center Drive, Suite 225

San Diego, CA 92121

(858) 202-6300

December 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Michael Davis

Re:    Regulus Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-261469

Acceleration Request

Requested Date:    Friday, December 10, 2021

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Friday, December 10, 2021, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Thomas A. Coll of Cooley LLP at (858) 550-6013 or Asa Henin of Cooley LLP at (858) 550-6104.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Christopher Aker
Christopher Aker
SVP & General Counsel